Exhibit 99.1

Swvl Sells one of its Subsidiaries, Urbvan, to Kolors, To Leverage Sale Proceeds for Enhanced Strategic Expansion

DUBAI, United Arab Emirates, September 13, 2023 (GLOBE NEWSWIRE) -- Swvl Holdings Corp ("Swvl" or the "Company") (Nasdaq: SWVL), a global technology provider for enterprise and government mobility solutions with a global footprint, announces the successful sale of one of its subsidiaries, Urbvan Mobility Ltd. (“Urbvan”), to Kolors Inc. (“Kolors”), a leading transport provider in Latin America, for aggregate gross proceeds of $12 million. Swvl acquired Urbvan in July 2022 in an all-share acquisition, and the sale of Urbvan to Kolors is comprised entirely of cash. Swvl will receive $12 million for the sale of Urbvan, of which $9.5 million in cash was paid at closing, and $2.5 million to be paid over 1 year. Urbvan constituted 4% of Swvl’s IFRS revenues as of September 30, 2022, and approximately 7% of Swvl’s IFRS revenues as of December 31, 2022. Its sale reflects Swvl’s strategy to focus on higher priority markets.

Mostafa Kandil, CEO of Swvl, said, "The sale of Urbvan to Kolors is a step in our strategic vision for profitable growth. This move enables Swvl to accelerate its plans for enhanced strategic expansions in higher priority markets."

Meanwhile, through this transaction Kolors gains complete ownership of Urbvan, a leading technology transport company based in Mexico. This acquisition strategically positions Kolors to tap into Urbvan's competencies and experience, offering advanced transport solutions to corporate clients and urban commuters.

About Swvl

Swvl is a global technology provider for enterprise and government mobility solutions. The Company’s platform provides alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and access to high-quality private buses and vans.

For additional information about Swvl, please visit www.swvl.com.

Forward Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, Swvl is using forward looking statements when it discusses the expected cash proceeds from the sale, the approximate percentage of revenues Urbvan represented for the nine months ended September 30, 2022 and year ended December 31, 2022, and that the sale of Urbvan is a step in its strategic vision for profitable growth and enables it to accelerate its strategic expansion in higher priority and profitable markets. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact

Investor.relations@swvl.com